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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                               TELESCIENCES, INC.
                           (Name of Subject Company)

                           EDB 4TEL ACQUISITION CORP.

                          a wholly-owned subsidiary of

                            EDB BUSINESS PARTNER ASA
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.04 PER SHARE
                         (Title of Class of Securities)

                                   87951X202
                                 (CUSIP Number)

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                                  EIVIND KINCK
                          c/o EDB BUSINESS PARTNER ASA
                                Ruselokkveien 6.
                                  N-0251 Olso
                                (Postal Address:
                                 POSTBOKS 6798
                                ST. OLAVS PLASS
                              N-0130 OSLO, NORWAY)
                        Telephone: (011) 47 22 94 40 34


 (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)


                                    Copy to:
                            JOEL D. MAYERSOHN, ESQ.
                             MATTHEW W. MILLER, ESQ.
                     ATLAS, PEARLMAN, TROP & BORKSON, P.A.
                          200 EAST LAS OLAS BOULEVARD
                                   SUITE 1900
                         FORT LAUDERDALE, FLORIDA 33301
                           TELEPHONE: (954) 763-1200

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                           CALCULATION OF FILING FEE
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    Transaction Valuation*                              Amount of Filing Fee**

         $9,182,307                                            $2,553
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*        Based on the offer to purchase all of the outstanding shares of common stock, par value $0.04 per share (the shares of common stock hereinafter being referred to as the "Shares"), of the Subject Company at $8.79 net per share. Based on information provided by Telesciences, Inc., the number of Shares outstanding as of October 19, 1999 is assumed to be 1,044,631.

**       1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.             Filing Party: Not applicable
Form or Registration No.: Not applicable.           Date Filed: Not applicable.
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CUSIP No.         87951X202
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1.       Name of Reporting Person: S.S. or I.R.S. Identification No. of
           Above Person
         EDB 4tel Acquisition Corp.
         EDB Business Partner ASA
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2.       Check the  Appropriate  Box if a Member of a Group   (a)   [ ]
                                                              (b)   [ ]
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3.       SEC Use Only
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4.       Sources of Funds
         WC
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(e) or 2(f)   [ ]
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6.       Citizenship or Place of Organization
         EDB 4tel Acquistion Corp. -- Delaware
         EDB Business Partner ASA -- Norway
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7.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0
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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
         [ ]
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9.       Percent of Class Represented by Amount in Row (7)
         0.0%
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10.      Type of Reporting Person
         CO
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         This Tender Offer Statement on Schedule 14D-1 relates to the offer by
EDB 4tel Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of EDB Business Partner ASA, a Norwegian limited company ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.04 per share (all of the shares of common stock being hereinafter collectively referred to as the "Shares") of Telesciences, Inc., a Delaware corporation (the "Company"), at a price of not less than $8.79 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         (a) The name of the subject company is Telesciences, Inc. The principal executive offices of the Company are located at 4000 Midlantic Drive, Mount Laurel, New Jersey 08054-5476.

         (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $0.04 per share, of the Company. Information regarding the number of Shares outstanding, the amount of Shares being sought and the consideration being offered therefor is set forth in the Introduction Section (the "Introduction") of the Offer to Purchase and is incorporated herein by reference.

         (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information concerning the name, the state of its organization, its principal business and address of the principal office of the Purchaser and Parent, and the information regarding the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and the citizenship of each of the executive officers and directors of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and in Schedule I to the Offer to Purchase and is incorporated herein by reference.

         (e) and (f) During the last five years, neither the Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (a) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 of the Offer to Purchase, since December 31, 1995, there have been no transactions which would be required to be disclosed under this Item 3(a) between either the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.



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         (b) The information set forth in Section 9 ("Certain Information
Concerning Purchaser and Parent") and Section 11 ("Contacts and
Transactions with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 and Section 11 of the Offer to Purchase, since December 31, 1995, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between either the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         (a)-(g) The information set forth in the Introduction Section, Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 12 ("The Merger Agreement and Shareholder Agreements") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) Not applicable.


         (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth in the Introduction Section, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11
("Contacts and Transactions with the Company; Background of the Offer"),
Section 10 ("Source and Amount of Funds"), Section 12 ("The Merger Agreement and Shareholder Agreements") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 9, 10, 11, 12 and 16 of the Offer to Purchase, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantee agreements or any giving or withholding of proxies).



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ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth in the Introduction Section and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in
Section 9, is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

         (a) The information set forth in the Introduction Section, in Section 9 ("Certain Information Concerning Purchaser and Parent"), in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and in
Section 12 ("The Merger Agreement and Shareholder Agreements") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in the Introduction Section,
Section 12 ("The Merger Agreement and Shareholder Agreements") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

              (a)(1) Offer to Purchase dated October 25, 1999.

              (a)(2) Letter of Transmittal.

              (a)(3) Notice of Guaranteed Delivery.

              (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Nominees.

              (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Nominees.

              (a)(6) Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

              (a)(7) Summary Advertisement as published on October 25, 1999.

              (a)(8) Press Release issued on October 19, 1999.

              (b)    None.

              (c)(1) Confidentiality Letter, dated August 26, 1999, between
                     Parent and the Company.

              (c)(2) Agreement and Plan of Merger, dated as of October 19,
                     1999, among Parent, the Purchaser and the Company.



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              (c)(3) Escrow Agreement, dated as of October 19, 1999, among
                     Parent, Purchaser and the Company.

              (c)(4) Shareholder Agreement, dated as of October 19, 1999, among Parent, Purchaser and Michael Moore.

              (c)(5) Shareholder Agreement dated as of October 19, 1999, among
                     Parent, Purchaser and Frances Penfold.

              (d)    None.

              (e)    Not applicable.

              (f)    None.

         Signature. After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: October 25, 1999                   EDB 4tel Acquisition Corp.


                                         By: /s/ Asbjorn Eide
                                             -----------------------------------
                                                 Name: Asbjorn Eide
                                                 Title: President


                                         EDB Business Partner ASA


                                         By: /s/ Eivind Kinck
                                             -----------------------------------
                                                 Name: Eivind Kinck
                                                 Title: Executive Vice President





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                                 EXHIBIT INDEX


Exhibit
Number            Description
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(a)(1)            Offer to Purchase, dated October 25, 1999

(a)(2)            Letter of Transmittal

(a)(3)            Notice of Guaranteed Delivery

(a)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                    and Nominees

(a)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks Trust Companies and Nominees

(a)(6)            Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9

(a)(7)            Summary Advertisement as published on October 25, 1999

(a)(8)            Press Release issued on October 19, 1999

(c)(1)            Confidentiality Letter, dated August 26, 1999, between Parent and the Company

(c)(2)            Agreement and Plan of Merger, dated as of October 19, 1999, among Parent, the Purchaser and the Company

(c)(3)            Escrow Agreement, dated as of October 19, 1999, among Parent,
                    Purchaser and the Company.

(c)(4)            Shareholder Agreement, dated as of October 19, 1999, among
                    Parent, Purchaser and Michael Moore.

(c)(5)            Shareholder Agreement, dated as of October 19, 1999, among
                    Parent, Purchaser and Frances Penfold.


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